As filed with the Securities and Exchange Commission on September  __, 1998

                                                Registration No. 333-___________


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                              ------------------

                            AIRTRAN HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)



           Nevada                               4512                          58-2189551
(State or other Jurisdiction of        (Primary Standard Industrial         (I.R.S. Employer
incorporation or organization)          Classification Code Number)        Identification No.)

    9955 AirTran Boulevard                                                 Leslie C. Head, Esq.
    Orlando, Florida 32827                                                9955 AirTran Boulevard
       (407)251-5600                                                      Orlando, Florida 32827
 (Address, including zip code,                                                (407)251-5600
and telephone number, including                                     (Name, address, including zip code,
  area code, of registrant's                                          and telephone number, including
 principal executive offices)                                         area code, of agent for service)

                             ------------------

                                  Copies to:
                           Robert B. Goldberg, Esq.
                Ellis, Funk, Goldberg, Labovitz & Dokson, P.C.
                      3490 Piedmont Road, N.E., Suite 400
                            Atlanta, Georgia 30305
                                (404) 233-2800

   Approximate date of commencement of proposed sale to the public: The sale of securities under this Registration Statement will begin as soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered in connection with dividend or interest reinvestment plans, please check the following box: [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

   If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                      CALCULATION OF REGISTRATION FEE

==================================================================================================================
Title of Each Class of Securities to be      Amount        Proposed Maximum     Proposed Maximum     Amount of
 Registered                                   to be         Offering Price     Aggregate Offering   Registration
                                           Registered         Per Share              Price              Fee
-----------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value             50,000 shares        $4.5625 (1)         $228,125.00        $100.00
==================================================================================================================

(1) The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is equal to the average of the high and low sales prices of the Common Stock as reported on the NASDAQ Stock Market on August 28, 1998.

                              ------------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            AIRTRAN HOLDINGS, INC.
                             CROSS REFERENCE SHEET
                    SHOWING THE LOCATION IN THE PROSPECTUS
                   OF THE INFORMATION REQUIRED ON FORM S-3.

Item Number and Caption in Form S-3                           Location or Caption in Prospectus
-----------------------------------                           ---------------------------------

  1.  Forepart of the Registration Statement                  Cover Page of Registration Statement and
      and Outside Front Cover Page of Prospectus.........     Outside Front Cover Page

  2.  Inside Front and Outside Back Cover Pages of            Inside Front Cover Page; Outside Back
      Prospectus.........................................     Cover Page

  3.  Summary Information; Risk Factors and
      Ratio of Earnings to Fixed Charges.................     Summary Information; Risk Factors

  4.  Use of Proceeds....................................     Use of Proceeds

  5.  Determination of Offering Price....................     Plan of Distribution

  6.  Dilution...........................................     Not Applicable

  7.  Selling Security Holders...........................     Selling Stockholder

  8.  Plan of Distribution...............................     Outside Front Cover Page; Plan of Distribution

  9.  Description of Securities to be Registered.........     Outside Front Cover Page; Summary Information;
                                                              Plan of Distribution
  10. Interests of Named Experts and Counsel.............     Legal Matters; Experts

  11. Material Changes...................................     Material Changes in Business

  12. Incorporation of Certain Information by Reference..     Information Incorporated by Reference

  13. Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities.....     Not Applicable

PROSPECTUS

                            AIRTRAN HOLDINGS, INC.

               50,000 Shares of Common Stock Offered for Resale

   This Prospectus covers 50,000 shares of Common Stock, par value $.001 per share (the "Shares") of AirTran Holdings, Inc., a Nevada corporation (the "Company") that may be sold from time to time by a certain security holder (the "Selling Stockholder"). See SELLING STOCKHOLDER. The Company will not receive any of the proceeds from any sale of Shares by the Selling Stockholder. The Price to the Public for Shares being sold by the Selling Stockholder and the Proceeds to Selling Stockholder will depend on the market price of such securities when sold. The Selling Stockholder may engage brokers or dealers to sell Shares and will be solely responsible for any commissions and discounts so incurred. See PLAN OF DISTRIBUTION.

   The Common Stock is traded on the NASDAQ Stock Market under the symbol AAIR. On September ___, 1998, the last reported sale price of the Common Stock as quoted on the NASDAQ Stock Market was $__________.

ANY INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE RISK FACTORS ON PAGE 6.

                      ___________________________________


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY NOR HAS THE SECURITIES AND EXCHANGE
            COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ___________________________________


   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.


                      ___________________________________

              The date of this Prospectus is September __, 1998.

                             AVAILABLE INFORMATION

   The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or "Commission"). Copies of such periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding the Company. The address of such Web site is http://www.sec.gov.

   The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, covering the Shares being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. The Common Stock of the Company is traded on the NASDAQ National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. ("NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The following documents heretofore filed by the Company with the Commission are hereby incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; (iii) the description of the Company's Common Stock set forth in the Company's registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description; and (iv) all reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the quarter covered by the Registrant's Quarterly Report on Form 10-Q for its quarter ended June 30, 1998. All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS (EXCLUDING EXHIBITS THAT ARE NOT OTHERWISE INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM LESLIE C. HEAD, ESQ., VICE PRESIDENT AND GENERAL COUNSEL, AIRTRAN HOLDINGS, INC., 9955 AIRTRAN BOULEVARD, ORLANDO, FLORIDA 32827.

                          FORWARD LOOKING STATEMENTS

   THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED, PROJECTED, FORECAST, ESTIMATED OR BUDGETED IN SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (I) HEIGHTENED COMPETITION, INCLUDING SPECIFICALLY THE INTENSIFICATION OF PRICE COMPETITION AND THE ENTRY OF NEW COMPETITORS; (II) THE IMPACT OF THE COMPANY'S LABOR DISPUTE WITH THE ASSOCIATION OF FLIGHT ATTENDANTS; (III) INCREASED GOVERNMENT SCRUTINY OR GOVERNMENT IMPOSED LIMITATIONS ON OPERATIONS; (IV) ANY AIRLINE INCIDENTS OR ACCIDENTS SUFFERED BY THE COMPANY; (V) LOSS OF KEY EXECUTIVES; (VI) GENERAL ECONOMIC AND BUSINESS CONDITIONS WHICH ARE LESS FAVORABLE THAN EXPECTED; AND (VII) UNANTICIPATED CHANGES IN INDUSTRY TRENDS.

                              SUMMARY INFORMATION

   The following summary is qualified in its entirety by the more detailed information contained elsewhere herein or incorporated herein by reference, including the financial statements and related notes. Certain risks of an investment in the Common Stock offered hereby are described under RISK FACTORS. Each prospective investor is urged to read this Prospectus and the information incorporated herein by reference in its entirety.

                                  THE COMPANY

   The Company, through its wholly owned subsidiaries, AirTran Airlines, Inc. and AirTran Airways, Inc., operates an affordable, no frills, limited frequency, scheduled airline serving short haul markets primarily in the eastern United States. The Company believes that its low cost, no frills philosophy allows it to offer among the lowest fares in its markets and generate its own traffic by stimulating incremental demand with fare conscious travelers.

   The Company commenced flight operations in October 1993 with two McDonnell Douglas DC-9 aircraft ("DC-9 aircraft") serving three cities from Atlanta with eight flights per day. Prior to June 17, 1996, the Company offered service to 30 cities from Atlanta, Washington, D.C. (Dulles Airport), Boston and Orlando and operated up to 320 flights per peak day with its fleet of 51 aircraft. The Company's operations were interrupted by the suspension of the Company's service on June 17, 1996, pursuant to a consent order entered into with the FAA following the accident involving Flight 592 on May 11, 1996 and the ensuing extensive adverse media and intense FAA scrutiny. The Company resumed limited operations with service between Atlanta and four other cities as of September 30, 1996. The FAA has now approved all 40 of AirTran Airlines' DC-9 Series 30 aircraft for flight. In addition, AirTran Airways operates 11 Boeing 737-200 aircraft ("B737 aircraft").

   In July 1998, the Company announced its new schedule, to be implemented in September and October 1998, under which the Company's service from Atlanta will be expanded and all nonstop service between Orlando and cities other than Atlanta will be eliminated. Under the new schedule to be fully implemented in October 1998, the Company will operate a total of up to 282 flights per day of which 262 flights per day are between Atlanta and 30 other cities. Additional service is offered between Washington, D.C. (Dulles Airport) and Boston and Chicago and between Boston and Philadelphia.


                                     THE OFFERING

Common Stock That May Be
Offered by the Selling Stockholder................  50,000 shares

Common Stock Outstanding As of June 30, 1998 (1)..  64,565,498 shares

NASDAQ Stock Market Symbol for Common Stock.......  AAIR

Risk Factors......................................  For a description of certain risks inherent in an
                                                    investment in the Common
                                                    Stock, see RISK FACTORS.

----------
(1) The number of shares outstanding does not give effect to shares of Common Stock issuable upon the exercise of outstanding stock options granted to officers, employees and consultants.

                     SUMMARY FINANCIAL AND OPERATING DATA

   The following summary financial and operating data of the Company for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, are derived from the audited consolidated financial statements of the Company. The financial and operating data for the six month periods ended June 30, 1997 and 1998 are derived from unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

              (In thousands, except per share and operating data)

                                                                 Year ended                                   Six Months
                                                                 December 31                                 Ended June 30
                                       ---------------------------------------------------------------  ----------------------
                                          1993(1)       1994        1995        1996(2)       1997         1997        1998
                                       -------------  ---------  -----------  -----------  -----------  -----------  ---------

STATEMENTS OF OPERATIONS DATA:
Operating revenues...................     $ 5,811     $133,901     $367,757   $  219,636   $  211,456   $   84,687   $218,529
Operating expenses:
   Flight operations.................         474        6,967       16,273       16,479       22,260        8,904     23,102
   Aircraft fuel.....................         977       21,775       55,813       46,691       48,796       19,852     35,791
   Maintenance.......................         732       14,862       47,330       49,500       76,502       24,640     38,536
   Station operations................       1,199       20,198       49,931       42,018       49,625       22,485     40,858
   Passenger services................         228        3,942       10,363        8,879        9,558        3,817      9,375
   Marketing and advertising.........       1,097        6,546        8,989        8,426       16,998        5,227      9,904
   Sales and reservations............         967       11,325       31,156       18,378       19,025        6,801     27,454
   General and administrative........         866        5,039       10,617       13,659       12,228        6,143      8,689
   Employee bonus....................          --        5,146       14,382        1,245           --           --         --
   Depreciation......................         138        3,555       15,148       17,551       28,024       12,247     13,228
   Arrangement fee for
     aircraft transfers..............          --           --           --      (13,036)          --           --         --
   Gain on insurance recovery........          --           --       (1,094)      (2,815)          --           --         --
   Gain (loss) on disposal of
     property........................          --           --           --       (3,934)         124          (49)        45
   Rebranding expenses...............          --           --           --           --        5,243           --         --
   Shutdown and other nonrecurring
     expenses........................          --           --           --       67,994       24,839        9,338         --
                                          -------     --------     --------   ----------   ----------   ----------   --------
Total operating expenses.............       6,678       99,355      258,908      271,035      313,222      119,405    206,982
                                          -------     --------     --------   ----------   ----------   ----------   --------
Operating income (loss)..............        (867)      34,546      108,849      (51,398)    (101,766)     (34,718)    11,547
   Interest expense..................         112        2,388        6,579       22,186       24,331       12,722     12,751
   Interest income...................         (85)      (1,423)      (5,555)      (7,652)      (6,659)      (3,268)    (1,904)
                                          -------     --------     --------   ----------   ----------   ----------   --------
Income (loss) before income taxes....        (894)      33,581      107,825      (65,932)    (119,438)     (44,172)       700
   Provision for income taxes........          --       12,849       40,062      (24,463)     (22,775)     (16,439)        14
                                          -------     --------     --------   ----------   ----------   ----------   --------
Net income (loss)....................    $   (894)    $ 20,732     $ 67,763   $  (41,469)  $  (96,663)  $  (27,733)  $    686
                                         ========     ========     ========   ==========   ==========   ==========   ========
Basic income (loss) per share........       $(.06)        $.51        $1.24        $(.76)      $(1.72)       $(.51)      $.01
Diluted income (loss) per share......       $(.06)        $.46        $1.13        $(.76)      $(1.72)       $(.51)      $.01

BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents............     $13,247     $ 85,078     $127,947   $  150,013   $   86,025   $  149,725   $ 59,195
Working capital......................      10,284       58,585       63,523      168,554       25,886      131,997      3,717
Property and equipment, net..........      13,458       71,880      196,954      162,572      234,345      194,050    259,092
Total assets.........................      30,264      173,039      346,741      417,187      433,864      377,008    431,894
Total debt...........................      10,397       46,965      109,038      244,706      250,712      235,661    251,874
Stockholders' equity.................      15,143       93,117      162,065      123,399       94,447       95,884     96,056

                                                        See footnotes on page 5

                                                                   Year ended                              Six Months
                                                                   December 31                            Ended June 30
                                             ---------------------------------------------------  ---------------------------
                                                 1994         1995         1996         1997           1997          1998
                                             ------------  -----------  -----------  -----------  --------------  -----------
OPERATING DATA (3):
Revenue passengers enplaned................    2,040,892    5,177,629    3,003,883    3,005,731       1,347,656    2,628,830
Revenue passenger miles (RPM)(thousands)...      940,546    2,624,298    1,534,439    1,597,585         661,283    1,638,259
Available seat miles (ASM)(thousands)......    1,470,614    3,812,696    2,689,127    3,017,892       1,213,139    2,697,552
Load factor................................         64.0%        68.8%        57.1%        52.9%           54.5%        60.7%
Break-even load factor excluding shutdown
   and other nonrecurring expenses.........         44.6%        45.8%        57.0%        78.5%           78.9%        60.9%
Average fare...............................   $    63.48   $    68.10   $    69.81   $    66.85      $    59.59   $    79.60
Passenger yield............................        13.77c       13.44c       13.67c       12.58c          12.14c       12.76c
Total revenue per ASM......................         9.05c        9.62c        8.12c        7.01c           6.98c        8.10c
Operating cost per ASM excluding shutdown
   and other nonrecurring expenses.........         6.71c        6.77c        7.50c        9.56c            9.07c        7.67c
Completion factor..........................         99.5%        99.0%        90.3%        99.1%           99.4%        97.6%
Aircraft in service (end of period)........           22           42           15           44              30           51
Cities served (end of period)..............           17           26           18           43              24           37
Average passenger trip length (miles)......          461          507          511          587             491          623
Average stage length (miles)...............          444          497          501          587             461          544

___________________________

(1) The Company's flight operations commenced October 26, 1993. Prior to that time, the Company was in the development stage.

(2) The Company's operations were suspended from June 18, 1996 until September 30, 1996 as a result of a consent order entered into between the Company and the FAA.

(3) All operating data other than total revenue per ASM and total cost per ASM refers to scheduled service. The terms included in Operating Data have the meanings indicated below:

     "REVENUE PASSENGERS ENPLANED" represents the number of paid passengers boarded.
     "REVENUE PASSENGER MILES" or "RPMS" represents the number of miles flown by revenue passengers on scheduled flights.
     "AVAILABLE SEAT MILES" or "ASMS" represents the number of seats available for passengers on scheduled flights multiplied by the number of miles those seats are flown.
     "LOAD FACTOR" represents revenue passenger miles divided by scheduled service ASMs.

     "BREAK-EVEN LOAD FACTOR" represents the percentage of revenue passenger miles which must be flown for the airline to break-even after operating and interest expenses but without regard to employee bonuses paid at the discretion of the Company. Break-even load factor is calculated by taking total expenses less employee bonuses and non-passenger revenue, divided by scheduled service ASMs, divided by passenger yield.

     "AVERAGE FARE" represents passenger revenue divided by revenue passengers enplaned.
     "PASSENGER YIELD" represents the total passenger revenue divided by RPMs. "TOTAL REVENUE PER ASM" represents total revenues divided by total available seat miles (including charter service ASMs).

     "OPERATING COST PER ASM EXCLUDING SHUTDOWN AND OTHER NONRECURRING EXPENSES" represents total operating expenses (other than shutdown and other nonrecurring expenses) divided by total available seat miles (including charter service ASMs).

     "COMPLETION FACTOR" represents the percentage of scheduled flights actually flown by the Company.
     "AVERAGE PASSENGER TRIP LENGTH" represents the distance computed by dividing passenger miles by revenue passengers enplaned.
     "AVERAGE STAGE LENGTH" represents the scheduled aircraft miles flown divided by the total number of departures.

                                     RISK FACTORS

    Any investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should read this entire Prospectus carefully and should consider, among other things, the risks and the speculative factors inherent in and affecting the Company's business described below and throughout this Prospectus.

    Accident/Suspension of Operations

    As a result of the accident involving Flight 592, the ensuing adverse media coverage and intensive FAA scrutiny, the Company suspended its operations on June 17, 1996, pursuant to a consent order entered into with the FAA. The Company now faces the following additional risk factors: (i) the suspension of operations resulted in the failure of the Company to meet certain financial covenants (the fixed charge coverage ratio) under certain of its secured debt instruments. All of this debt was repaid in August 1997; (ii) there can be no assurance that the Company will be able to regain and maintain its low cost structure or to recover sufficient customer acceptance in order to regain profitability on a consistent basis; (iii) the Company may have increased costs or reduced customer support which could decrease the Company's profitability indefinitely; (iv) the expansion of the Company's operations will likely be subject to FAA and DOT approval for an indefinite period of time; and (v) the occurrence of one or more subsequent incidents or accidents involving the Company's aircraft would likely have a substantial adverse effect on the Company's public perception and future operations.

    Recent Operating Losses

    Prior to second quarter 1998, the Company had realized net losses in eight consecutive quarters. The inability of the Company to maintain its profitability or the failure by the Company to cover fixed charges in the future could result in a failure to meet the Company's debt service obligations, restrictions on the Company's activities or other material adverse effects on the Company's financial condition and results of operations. The Company's consolidated leverage and recent history of losses may adversely affect the Company's ability to obtain financing on terms satisfactory to the Company in the future.

    Significant Leverage; Ability to Repay Indebtedness At Maturity

    The Company had approximately $251.9 million of indebtedness on a consolidated basis as of June 30, 1998. The Company is subject to debt indentures which limit, but do not prohibit, the incurrence of additional indebtedness, secured or unsecured, by the Company and its subsidiaries.
Subject to limitations under the indentures, the Company expects that it and its subsidiaries will incur substantial additional indebtedness in the future in connection with the acquisition of additional aircraft and for other purposes. As a result, a substantial portion of the Company's cash flow is, and will continue to be, devoted to debt service.

    The entire principal amounts of the Company's 10 1/4% senior notes ($150.0 million) and 10 1/2% senior secured notes ($80.0 million) become due on April
15, 2001.   The Company does not expect to generate sufficient cash flow from operations to repay all $230.0 million of such indebtedness and, accordingly, in order to repay this indebtedness, the Company will likely need to seek refinancing through additional equity or debt or a combination thereof. There can be no assurance that sufficient equity or debt financing will be available, or, if available, that it will be on terms acceptable to the Company. If no such financing were available, the Company could be forced to default on its debt obligations and, as an ultimate remedy, seek protection under the Federal bankruptcy laws.

    The Company's ability to make scheduled payments of principal of, to pay interest on or to refinance its indebtedness depends on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to service its indebtedness or make necessary capital expenditures. The degree to which the Company is leveraged could have important consequences to the stockholders of the Company, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations will be required to be dedicated to debt service and will not be available to the Company for its operations; (ii) the Company's ability to obtain additional financing in the future for aircraft purchases, capital expenditures, working capital or general corporate purposes could be limited, and (iii) the Company's increased vulnerability to adverse general economic and industry conditions.

    Limited Operating History

    The Company began flight operations on October 26, 1993, and was profitable for the two years prior to the May 11, 1996 accident. The Company's operations since September 30, 1996 were constrained by a phased return to service of its aircraft fleet as the return to service of each aircraft was subject to FAA approval. Although the Company was profitable during the quarter ended June 30, 1998, there can be no assurance that the Company will be able to maintain its profitability. The Company's success in the future will depend on the Company's ability to continue to stimulate air traffic and attract customers in its markets and to maintain a low cost structure that will allow the Company to operate profitably its affordable, no frills service.

    Atlanta Market Dominance by Delta Air Lines, Inc.

    The Atlanta market which is the Company's principal hub is currently dominated by Delta Air Lines, Inc. ("Delta"), which presently offers more than 600 flights per day from Atlanta. During the first six months of 1998, Delta enplaned approximately 76% of all passengers at Atlanta's Hartsfield International Airport. There can be no assurance that the Company will be able to be successful in light of Delta's Atlanta market dominance.

    Competition and Competitive Reaction

    The airline industry is highly competitive, primarily due to the effects of the Airline Deregulation Act of 1978 (the "Deregulation Act"), which has substantially eliminated government authority to regulate domestic routes and fares, and has increased the ability of airlines to compete with respect to destination, flight frequencies and fares. The Company competes with airlines which presently serve the Company's current and proposed routes and which are larger and have greater name recognition and greater financial resources than the Company. The Company may also face competition from airlines which may begin serving any of the markets the Company serves or may subsequently serve, from an expansion of existing low fare service offered by current competitors, from new low cost airlines that may be formed to compete in the low fare market and from ground transportation alternatives.

    Other airlines may meet or price their fares below the Company's fares or introduce new non-stop service between cities served by the Company on a one-stop basis, and prevent the Company from attaining a share of the passenger traffic necessary to maintain profitable operations. The Company's ability to meet price competition depends on its ability to operate at costs equal to or lower than its competitors or potential competitors. In addition, competitors with greater financial resources than the Company may price their fares below the Company's fares or increase their service which could have a material adverse effect on the Company's business.

    Recent legislation imposes taxes on domestic airline transportation equal to a per segment flown charge (initially $1.00 to be increased to $3.00 by 2003) plus a percentage of the ticket price (initially 9% to be decreased to 7.5% in 1999). These taxes will likely have a greater effect on leisure travelers. Since the Company relies to a large extent on leisure travelers, such a tax increase may affect the Company to a greater extent than the Company's competitors who rely more heavily on business travelers.

    Litigation

    As a result of the accident and suspension of operations, several class action suits have been filed by stockholders against the Company and various officers and directors alleging, among other things, misrepresentations under applicable securities laws. The plaintiffs seek unspecified damages based upon the decrease in market value of shares of the Company's stock. Although the Company denies that it has violated any of its obligations under the federal securities laws, there can be no assurance that the Company will not sustain material liability under such or related lawsuits.

    Numerous lawsuits have also been filed against the Company seeking damages attributable to the deaths of those on Flight 592. The Company's insurance carrier has assumed defense of these lawsuits under a reservation of rights.
The Company maintains $750.0 million of liability insurance per occurrence with a major group of independent insurers that provides facilities for all forms of aviation insurance for many major airlines. Although the Company believes, based on the information currently available to it, that such coverage will be sufficient to cover claims associated with this accident and that the insurers have sufficient financial strength to pay claims, there can be no assurance that the total amount of judgments and settlements will not exceed the amount of insurance available therefor or that all damages awarded will be covered by insurance.

    Several governmental inquiries and investigations have been launched in connection with the loss of Flight 592, including investigations by the DOT, the NTSB, the U.S. Attorney's Office in Atlanta, Georgia and Miami, Florida and certain state agencies in Florida. Although the Company does not believe, based on information currently available to it, that such investigations and inquiries will result in any finding of criminal wrongdoing on its part, the investigations have not yet been concluded and the possibility of such a finding cannot be ruled out. The Company may also be named as a partially responsible party and/or be assessed civil penalties in connection with the accident and/or the results of ensuing investigations. Any such findings or penalties could be material. In addition, it is possible that the Company could be indirectly affected by negative publicity related to charges of wrongdoing, if any, against others acting on behalf of the Company at the time of the accident.

    On August 30, 1996, Metropolitan Nashville Airport Authority filed suit against the Company in State Court in Tennessee for breach of contract and a declaratory judgment for an anticipatory breach. The Nashville Airport Authority seeks damages of approximately $2.6 million. The dispute involves whether the Company was entitled to exercise a termination right contained in its lease Agreement.

    In May 1997, the State of Florida filed suit against the Company and its insurers in the United States District Court for the Southern District of Florida seeking recovery of costs incurred relating to the accident involving Flight 592. The Company's insurance carrier has assumed defense of this suit on the Company's behalf. The Company does not believe that it is obligated for such amounts and has filed a motion to dismiss this lawsuit. However, the suit is in its preliminary stages and there can be no assurance that the Company will not sustain material liability under such suit.

    Aging Aircraft; Maintenance and Reliability

    The Company's entire fleet consists of DC-9 aircraft manufactured between 1967 and 1976 and Boeing 737-200 aircraft manufactured between 1968 and 1985. Because many aircraft components are required to be replaced after specified numbers of flight hours or take-off and landing cycles and because new aviation technology may be required to be retrofitted, in general, the cost to maintain aging aircraft will exceed the cost to maintain newer aircraft. The Company believes that its cost to maintain its aircraft in the long-term will be consistent with industry experience for this aircraft type and age used by comparable airlines. However, since the resumption of the Company's service in September 1996, the Company has incurred higher than usual maintenance expenses as a result of expenses related to reactivating its aircraft. Amendments to FAA regulations are under consideration which would require certain heavy maintenance checks and other additional maintenance requirements for aircraft operating beyond certain operational limits. It is likely that these maintenance requirements will apply to the aircraft operated by the Company, although it is uncertain whether the proposed amendments will require any changes to the heavy maintenance procedures already utilized by the Company. In addition, the Company will be required to comply with any other future regulations or Airworthiness Directives issued with respect to aging aircraft. There can be no assurance that the Company's costs of maintenance (including costs to comply with aging aircraft requirements) will not materially increase in the future.

    The Company believes that its aircraft are mechanically reliable based on the percentage of scheduled flights completed. However, there can be no assurance that the Company's aircraft will continue to be sufficiently reliable over longer periods of time. Furthermore, given the age of the Company's fleet, any public perception that the Company's aircraft are less than completely reliable could have a material adverse effect on the Company's business.
Various incidents involving the Company's aircraft prior to May 1996, the accident involving Flight 592 and the suspension of operations have further contributed to a negative public perception as to the safety of the Company's aircraft and operations. See "Risk Factors--Accident/Suspension of Operations."

    Various FAA findings and safety violations by the Company discovered by the FAA in connection with its special scrutiny of the Company led to the consent order under which the Company's operations were suspended. Although the Company has satisfied the FAA sufficiently to justify a return of its operating certificate, the Company continues to be subject to a high level of FAA scrutiny and there can be no assurance that the Company will be able to avoid violations in the future.

    Stage 3 Compliance

    To satisfy FAA rules regarding allowable noise levels, each new entrant airline must have at least 75% of its fleet in compliance with Stage 3 noise level requirements by the end of 1998. The balance of each airline's fleet must be brought into compliance with Stage 3 noise requirements by December 31, 1999. As of August 31, 1998, 31 of the Company's 51 aircraft meet the Stage 3 requirements. The Company intends to meet its Stage 3 noise requirement obligations by installing hush kits on Stage 2 aircraft or disposing of Stage 2 aircraft and by acquiring or leasing Stage 3 aircraft. Although the Company does not believe that there will be a problem in installing the hush kits or acquiring Stage 3 aircraft on a timely basis, there can be no assurance that the Company will be able to do so or that failure to do so will not have a material adverse effect on the Company's business.

    Low Fuel Efficiency of the Company's Fleet

    The Company's DC-9-32 aircraft and Boeing 737-200 aircraft are relatively fuel inefficient compared to newer aircraft and industry averages. A significant increase in the price of jet fuel would therefore result in a disproportionately higher increase in the Company's average total costs than that of its competitors using more fuel efficient aircraft. Fuel costs also are affected by increases in taxes imposed on sale of fuel. For example, in August 1993, the federal taxes on domestic fuel were increased by 4.3 cents per gallon. The Company estimates that a 14 increase in fuel cost would increase the Company's fuel expenses by approximately $114,000 per month based on the Company's current fuel consumption rate.

    The cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world. The Company has no agreement with any fuel suppliers assuring the availability and price stability of fuel. Consequently, the future cost and availability of fuel to the Company cannot be predicted, and substantial price or tax increases or the unavailability of adequate supplies could have a material adverse effect on the Company's business.

    Aircraft Acquisition Expenditures

    The Company has contracted with the Boeing Company ("Boeing") to purchase 50 Boeing 717 ("B717") aircraft to be delivered from 1999 to 2002. The total cost of the B717 aircraft to be provided by Boeing will exceed $1.0 billion. While Boeing has committed to provide assistance with respect to the financing of the aircraft to be acquired, the Company will be required to obtain the financing from other sources. While the Company believes that financing for these aircraft will be available, there can be no assurances that such additional financing will remain available when needed or be available on attractive terms.

    As a result of the accident involving Flight 592, the resulting heightened FAA scrutiny, customer acceptance concerns and the requirement that the FAA approve additional aircraft, the Company's continuing expansion has been and may continue to be delayed. Accordingly, the Company may not be able to utilize all the aircraft it has committed to purchase. Although the Company has obtained attractive purchase terms from Boeing, if the Company cannot use such aircraft, it may be required to sell or lease such aircraft on terms which will depend upon market conditions at the time. There can be no assurance that the Company will not suffer a financial loss from any such sales or leases. See "Risk Factors--Accident/Suspension of Operations."

    Employee Relations

    The Company has been in negotiations with the Association of Flight Attendants ("AFA") over a labor contract, but reached an impasse on August 6, 1998. The Company and the AFA were notified that the National Mediation Board was terminating its services and that beginning September 5, 1998, either party could resort to self-help remedies, including a strike by the members of the AFA. The Company has made contingency plans to mitigate the impact of potential disruptions. However, a significant work stoppage by the AFA could have a material adverse effect on the Company. In the event there is a significant work stoppage, there can be no assurance that the Company will be able to sustain sufficient cash flows from operations to meet its Boeing 717-200 progress payments and Stage 3 requirements.

    Risks of Expansion

    The Company intends to expand its operations into new markets, subject to FAA and DOT approval. Although the Company's low fare service had previously been accepted in the Company's markets, there can be no assurance that its service will continue to be accepted in its markets, particularly in light of the accident involving Flight 592 and greater competition in the Company's markets. Furthermore, the Company's continued expansion will require substantial additional capital expenditures, thereby increasing the risks associated with expansion.

    Airport Access

    The Company's markets are located primarily in the eastern United States. Access to certain "slot" controlled airports (such as Washington's National, New York's Kennedy and LaGuardia and Chicago's O'Hare) is limited and there can be no assurance that the Company would be able to obtain or maintain access to such airports at an acceptable cost. Any condition which would deny or limit the Company's access to the airports it serves or seeks to serve may have a material adverse effect on the Company's business.

    Reliance on Others

    The Company has entered into agreements with contractors, including other airlines, to provide certain facilities and services required for its operations, including aircraft maintenance, ground facilities, baggage handling and personnel training. The Company will likely need to enter into similar agreements in any new markets it decides to serve. All of these agreements are subject to termination after notice. The Company's reliance upon others to provide essential services on behalf of the Company may result in relative inability to control the efficiency, timeliness and quality of contract services. For example, the Company's reliance on SabreTech, Inc. for certain maintenance work appears to have contributed to the accident involving Flight
592. Management expects that the Company will be required to rely on such contractors for some time in the future.

    Risk of Loss

    As evidenced by the crash of Flight 592 on May 11, 1996, the Company is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. The Company is required by the Department of Transportation ("DOT") to carry liability insurance on each of its aircraft. The Company currently maintains liability insurance in the amount of $750.0 million per occurrence. Although the Company currently believes its insurance coverage is adequate, there can be no assurance that the amount of such coverage will not be changed or that the Company will not be forced to bear substantial losses from accidents. The Company's cost of insurance substantially increased after the accident. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company. Moreover, any aircraft accident, even if fully insured, could cause and has caused a public perception that some of the Company's aircraft are less safe or reliable than other aircraft, which could have and has had a material adverse effect on the Company's business.

    Dependence on Executive Officers

    The Company is dependent on the services of D. Joseph Corr (President and Chief Executive Officer) and its other executive officers. The loss of services of these officers could materially and adversely affect the business of the Company and its future prospects. The Company does not, and does not presently intend to, maintain key man life insurance on any of the Company's officers.

    Cyclical Nature of Airline Industry

    The airline industry is highly sensitive to general economic conditions. Because a substantial portion of airline travel (both business and personal) is leisure travel, the industry tends to experience severe adverse financial results during general economic downturns. Any prolonged general reduction in airline passenger traffic may adversely affect the Company, particularly since the Company is substantially dependent on leisure travel and on the stimulation of additional discretionary air travel.

    Federal Regulation

    The Company has the necessary authority to conduct flight operations, including a Certificate of Public Convenience and Necessity from the DOT and an operating certificate from the FAA; however, the continuation of such authority is subject to continued compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. The FAA has the authority to bring proceedings to enforce the safety laws and regulations under the Federal Aviation Act of 1958, as amended (the "Aviation Act"), including the assessment of civil penalties, suspension or revocation of the Company's authority to operate and the pursuit of criminal sanctions. The DOT has similar authority with regard to enforcement of the economic laws and regulations under the Aviation Act. No assurance can be given with respect to the cost of compliance with all present and future rules and regulations and the effect on the business of the Company, particularly its expansion plans and aircraft acquisition program.

    Extraordinary regulatory review of the Company's operations by the FAA followed the accident involving Flight 592 on May 11, 1996, and various FAA findings and violations of FAA safety rules ultimately resulted in the consent order under which the Company's operations were suspended on June 17, 1996. In the consent order, the FAA alleged that the Company violated various federal regulations relating to aircraft maintenance, maintenance manuals, training, record keeping and reporting and the Company agreed to present a plan to the FAA specifying the methods by which it would demonstrate to the FAA its qualifications to hold an air carrier operating certificate. The Company implemented several operating and administrative changes to address the FAA's concerns and subsequently satisfied the FAA with respect to the safety violations referenced in the consent order. The FAA returned the Company's operating certificate to it on August 29, 1996. The Company is likely to be subject to increased and continuing regulatory scrutiny which could affect the Company's operations, acquisition program and expansion plans indefinitely.

    Unauthorized Parts

    The Company has heavy aircraft maintenance as well as engine and component overhaul performed by FAA approved contract maintenance providers. Each of the contractors as well as the Company has procedures in place to ensure the use of authorized materials during the performance of maintenance. A risk exists that through fraud or negligence unauthorized parts could be used on any air carrier's aircraft including those of the Company.

    No Dividends

    The Company has never paid cash dividends on its stock and has no plans to do so in the foreseeable future. The Company intends to retain earnings, if any, for business use.


                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of Common Stock by Selling Stockholder.


                         MATERIAL CHANGES IN BUSINESS

    The following supplements information contained in the business description of the Company incorporated by reference from the Company's annual report on Form 10-K for the year ended December 31, 1997.

1.  Executive Officers and Directors.  In May 1998, Richard Schroeter was
    --------------------------------
elected as Senior Vice President Finance (Chief Financial Officer) of the Company. In July 1998, M. Ponder Harrison resigned as Senior Vice President -- Sales and Marketing of the Company's operating subsidiaries. Although no successor has been elected, certain of Mr. Harrison's duties have been assumed by Jeffrey MacKinney, the Senior Vice President -- Planning of the Company's operating subsidiaries. In August 1998, Robert C. Pohlad resigned from the Company's Board of Directors. A replacement has yet to be selected.

2.  Current Markets.  Since April 1, 1998, the Company has commenced service or
    ---------------
announced the commencement of service on the following routes:

    Route                              Commencement Date
    -----                              -----------------

    Atlanta - Buffalo NY               April 1, 1998
    Atlanta - Greensboro NC            April 1, 1998
    Atlanta - Richmond VA              April 1, 1998
    Atlanta - Hartford CT              May 18, 1998
    Atlanta - Quad Cities/Moline IL    September 9, 1998
    Atlanta - Miami FL                 September 16, 1998
    Atlanta - Newark NJ                October 1998

    By September 1998, the Company will discontinue all nonstop service between Orlando and all markets other than Atlanta, and the Company will also discontinue service between Atlanta and West Palm Beach FL in September 1998.

3.  Current Fleet.  As of September 1, 1998, the Company operates 40 DC-9
    -------------
aircraft and 11 B737 aircraft.

4.  Employee Relations.  In April 1998, the Company reached agreement with the
    ------------------
National Pilot Association and the AirTran Pilots Association representing the Company's pilots. The Company does not believe that the agreement will materially increase its cost of operations.

    The Company has been in negotiations with the AFA over a labor contract, but reached an impasse on August 6, 1998. The Company and the AFA were notified that the National Mediation Board was terminating its services and that beginning September 5, 1998, either party could resort to self-help remedies, including a strike by the members of the AFA. The Company has made contingency plans to mitigate the impact of potential disruptions. However, a significant work stoppage by the AFA could have a material adverse effect on the Company.

                              SELLING STOCKHOLDER

    The Selling Stockholder with respect to the 50,000 Shares being registered herewith is Aviation Management Systems, Inc., a Massachusetts corporation
("AMS") wholly owned by John W. Shaffer.   In consideration for certain services
rendered by AMS to Airways (which merged into the Company in November 1997), AMS received warrants to purchase 50,000 shares of Common Stock of Airways at $3.82 per share. As a result of the merger, such warrant now applies to shares of Common Stock of the Company and the warrant price continues to be $3.82 per share. This Prospectus relates to the shares of Common Stock that may be acquired by AMS upon exercise of the warrant. Neither AMS nor John W. Shaffer owns any stock in the Company.


                             PLAN OF DISTRIBUTION

   The 50,000 shares of Common Stock being registered herewith for the account of the Selling Stockholder may be sold from time to time to purchasers directly by the Selling Stockholder. Alternatively, the Selling Stockholder may from time to time offer such securities through dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and any dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

   The securities offered hereby may be sold from time to time in one or more transactions at a fixed offering price which may be changed or at varying prices determined at the time of sale or at negotiated prices.

   The Selling Stockholder has agreed to pay up to $10,000 of the expenses incident to this offering and will also pay all commissions and fees of persons employed by the Selling Stockholder. The Company will pay all other expenses incident to this offering. Under agreements entered into with the Company, the Selling Stockholder and any broker-dealer it may utilize will be indemnified by the Company against certain civil liabilities, including liabilities under the Securities Act.

   The Selling Stockholder will be subject to applicable provisions of the Exchange Act and rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7 which provisions may limit the timing of purchases and sales of any of the Company's securities by the Selling Stockholder. All of the foregoing may affect the marketability of the securities.

   The Selling Stockholder will have the right to sell under Rule 144, rather than under this Prospectus. In order to meet the terms of Rule 144, a Selling Stockholder must have held the stock being sold for at least one year, must file a notice with the Commission and must conduct the sale in a "broker's transaction" as defined in Rule 144, among other conditions.


                                 LEGAL MATTERS

   Certain legal matters regarding the validity of the Common Stock offered hereby will be passed upon for the Company by Ellis, Funk, Goldberg, Labovitz & Dokson, P.C., Atlanta, Georgia. Certain shareholders of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C. own approximately 23,600 shares of common stock of the Company.


                                    EXPERTS

   The consolidated financial statements and schedule of AirTran Holdings, Inc. appearing in AirTran Holdings, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

  No dealer, salesman or any other person has been authorized by the Company to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations may not be relied upon. The Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than those specifically offered hereby or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction in which such offer or sale would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since any of the dates as of which information is furnished or since the date of this Prospectus.

                            -----------------------
                                TABLE OF CONTENTS

                                              Page
                                              ----

Available Information.........                  2
Incorporation of Certain
   Information by Reference...                  2
Forward Looking Statements
Summary Information...........                  3
Risk Factors..................                  6
Use of Proceeds...............                 11
Material Changes in Business..                 11
Selling Stockholder...........                 12
Plan of Distribution..........                 12
Legal Matters.................                 12
Experts.......................                 12





                             AIRTRAN HOLDINGS, INC.



                                50,000 Shares of

                                  Common Stock



                             September  ____, 1998

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The fees and expenses to be paid in connection with this offering are as follows:

    SEC filing fee...........................      $ 100.00
    Accounting fees and expenses*............
    Legal fees and expenses*.................
                                                   --------

    Miscellaneous*...........................      $
                                                   ========

-----------------
    *Estimated

    Of these expenses, $10,000 will be paid by the Selling Stockholder and the Company will pay the balance of such expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Articles of Incorporation of the Company provide that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors to the fullest extent allowable by Nevada law. Under current Nevada law, directors would remain liable for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, and (ii) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or nonmonetary relief, such as an injunction, will remain available to a stockholder seeking redress from any such violation. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company).

    The Company also has the obligation, pursuant to the Company's By-laws, to indemnify any director or officer of the Company for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person's duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful, provided that such indemnification is made pursuant to then existing provisions of Nevada General Corporation Law at the time of any such indemnification.

    ITEM 16.  EXHIBITS

    Exhibit Index


       Exhibit No. and Description
       ---------------------------

  4.1  Articles of Incorporation.  (1)
  4.2  Bylaws.  (As amended on November 17, 1997). (2)
  4.3 Stock Purchase Warrant dated January 8, 1997, granted by Airways Corporation to John Shaffer dba Aviation Management Systems.
  4.4 Plan of Reorganization and Agreement of Merger dated July 10, 1997, between ValuJet, Inc. and Airways Corporation. (3)
  4.5 Plan of Merger dated July 10, 1997, between ValuJet, Inc. and Airways Corporation. (3)
  4.6 Amendment to Plan of Reorganization and Agreement of Merger between ValuJet, Inc. and Airways Corporation. (3)
  4.7 Amendment to Plan of Merger between ValuJet, Inc. and Airways Corporation. (3)
  5.1  Opinion of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C.
  23.1 Consent of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C. (included in
       Exhibit 5.1)
  23.2 Consent of Independent Auditors.
  24.1 Powers of Attorney (included on signature pages)
___________________________________

(1) Incorporated by reference to the Company's Registration Statement on Form S-4, registration number 33-95232, filed with the Commission on August 1, 1995, and amendments thereto.

(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, Commission File No. 0-26914, filed with the Commission on March 27, 1998.

(3) Incorporated by reference to the Company's Registration Statement on Form S-4, registration number 333-33837, filed with the Commission on August 18, 1997, and amendments thereto.

ITEM 17.  UNDERTAKINGS.


    (A) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) of this Section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (B) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 2nd day of September, 1998.

                              AIRTRAN HOLDINGS, INC.

                              By:  /s/ D. Joseph Corr
                                 --------------------------
                                 D. Joseph Corr, President and Chief
                                 Executive Officer


                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints D. JOSEPH CORR and RICHARD SCHROETER, and either of them (with full power in each to act alone), his true and lawful attorneys-in-fact, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of September, 1998.


 /s/  D. Joseph Corr                                                September 2, 1998
---------------------------------   President (Chief Executive
D. Joseph Corr                      Officer) and Director

 /s/  Richard Schroeter                                             September 2, 1998
---------------------------------   Senior Vice President-Finance
Richard Schroeter                   (Principal Financial Officer)

 /s/  David W. Lancelot                                             September 2, 1998
---------------------------------   Controller (Principal
David W. Lancelot                   Accounting Officer)

 /s/  Don L. Chapman                                                September 2, 1998
---------------------------------   Director
Don L. Chapman


 /s/  John K. Ellingboe                                             September 2, 1998
---------------------------------   Director
John K. Ellingboe


 /s/  Lewis H. Jordan                                               September 2, 1998
---------------------------------   Director
Lewis H. Jordan

                                                                    September ____, 1998
---------------------------------   Director
Robert C. Pohlad


 /s/  Robert L. Priddy                                              September 2, 1998
---------------------------------   Director
Robert L. Priddy


                                                                    September ____, 1998
---------------------------------   Director
Robert D. Swenson

                                     II-4